SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the Board of Royal Dutch to approve the restructuring; the failure to obtain any necessary consents and approvals in necessary in order to consummate the restructuring; the costs related to the restructuring; the failure of the restructuring to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil and natural gas, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

Royal Dutch Shell plc

RDS buybacks to continue in October close period

28 Sept 2005

Royal Dutch Shell plc announces that it will commence an irrevocable, non-discretionary programme to purchase ‘A’Shares, for cancellation, during its third quarter results close period, which commences on 1 October 2005 and ends on 27 October 2005.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares and Chapter 12 of the UK Listing Rules. The maximum price paid per share will be limited to 5% above the average market value of the Company’s equity shares for the 5 business days prior to the day the purchase is made.

Enquiries:

Institutional Investors

UK:
David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287

Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes
Title: Company Secretary

Date: 4 October 2005